Via FEDERAL EXPRESS and EDGAR

March 2, 2010

Mr. Jay Ingram
Legal Branch Chief
United State Securities and Exchange Commission
1 Station Place, N.E., Mail Stop 4631
Washington, D.C. 20549

RE:	Curtiss-Wright Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 18, 2009
File No. 001-00134

Dear Mr. Ingram:

We are responding to your comment letter dated February 23, 2010 to Glenn E. Tynan, Chief Financial Officer of Curtiss-Wright Corporation (“Curtiss-Wright”) addressing Curtiss-Wright’s revised Item 402 Compensation Discussion and Analysis (“CD&A”) for fiscal 2008 in response to your comment letter dated February 12, 2010.

For ease of reference, we have repeated each of the Staff’s comments in bold text preceding each response. Where applicable to each response, we are also providing the text of our proposed revised CD&A disclosure.

Compensation Discussion and Analysis

Elements of Compensation

Annual Incentive Compensation

1.

We note your response to comment four in our letter dated February 12, 2010. Please disclose the rating your compensation committee assigned to each named executive officer’s actual achievement relative to each of his individual goals and provide appropriate analytical disclosure of the basis or rationale for each respective rating. For example, disclose the rating your compensation committee gave Mr. Benante for his actual ability to increase organic growth, improve consolidated profit, increase cash flow, etc. Further, please clarify whether any of the named executive officers’ individual performance goals included objective or quantitative targets. If so, describe these targets and discuss how actual performance compared against those targets and ultimately translated into the rating received for each individual goal.

Response:

We acknowledge the Staff’s comment. We will provide the individual rating for each individual goal as set forth in the chart outlining each Named Executive Officer’s goal and objectives. In addition, set forth below is the text of our proposed revised CD&A disclosure that we will include under the heading “Annual Incentive Compensation”:

“The adjusted operating income (“AOI”) target for 2008 was $244,759,000. The Company exceeded its Corporate AOI target by 35% for a payout at 135% of target. In assessing the Named Executive Officers individual performance, the Committee is provided with detailed quantitative documentation substantiating individual performance against each individual objective. In awarding a rating to each Named Executive Officer, the Committee analyzes this documentation and also takes into account the Company’s overall financial performance and individual assessments from the Chief Executive Officer. In assessing Mr. Benante’s performance against his individual goals, the Committee considered the role Mr. Benante played in selecting and leading the management team in its outstanding 2008 strategic, operational, and financial performance. The Committee considered the improved profitability over budgeted performance while taking into consideration certain non-anticipated events such as the bankruptcy of two large customers, a labor strike of a major customer that reduced demand for the Company’s products, and certain customer program delays. The Committee also attributed the Company’s success to Mr. Benante’s leadership skills through his efforts to develop leaders for the Company in the future. In assessing Mr. Tynan’s performance against his individual goals, the Committee considered the Company’s improved financial performance as well as Mr. Tynan’s role in achieving the Company’s financial results such as by implementing a global foreign currency hedging program, involvement in his departments’ management training and career development, and developing a global risk assessment program for evaluating new markets and locations as the Company continues to expand its global footprint. In assessing Messrs. Linton, Adams, and Bloom performance against their respective individual performance goals, the Committee considered the strategic, operational, and financial performance of their respective business units managed by these Named Executive Officers. The Committee considered the magnitude of the financial improvement in profit and cash flow realized at each individual business unit, the content and quality of the management development programs developed as well as the number of employees trained through the programs, and the extent each business unit executed on their respective expansion plans. In addition, the Committee also considered the extent Mr. Adams developed and implemented plans to improve technology based synergies across business groups, the extent Mr. Linton developed and implemented a respective leverage spend program, and the extent Mr. Bloom developed and implemented plans to grow the sales and profitability associated with the laser peening business. Based on their achievements and corporate performance, the Committee determined that Mr. Benante achieved 162.5% of his individual performance objectives or an overall rating of 4.25; Mr. Linton achieved 145% of his individual performance objectives or an overall rating of 3.9; Mr. Adams achieved 135% of his individual performance objectives or an overall rating of 3.7; Mr. Bloom achieved 125% of his individual performance objectives or an overall rating of 3.5; and Mr. Tynan achieved 140% of his individual performance objectives or an overall rating of 3.8.”

Stock Options

2.	Please explain why you deleted disclosure under this heading relating to the timing of option grants.

Response:

We acknowledge the Staff’s comment. The disclosure was deleted because of the repetitive nature of the disclosure relating to the timing of all components of the LTIP grant as stated in the third full paragraph on page 8 of the CD&A under the heading “Long-Term Incentive Program”. The disclosure on page 8 now specifically references option grants as one of the components, in accordance with directions received from the Staff.

Set forth below is the text of our proposed revised CD&A disclosure that we will include under the heading “Long-Term Incentive Program”:

“All share-based components of the LTIP grant, including stock options, performance-based restricted stock, and time-based restricted stock, are historically approved at the Company’s November Board of Directors meeting. The meeting date for this and all other regularly scheduled Board of Directors and Committee meetings are selected and approved approximately 18 months in advance, at the May Board of Directors meeting in the preceding year. The establishment of a grant date approximately 18 months in advance precludes the ability to “time” grants to coincide with a historically low share price.”

Performance-Based Restricted Stock (Performance Share Plan-PSP)

3.

We note your response to comment five in our letter dated February 12, 2010, including your disclosure of the 2006-2008 annual net income performance targets. Please discuss under this heading how your actual annual performance compared to these targets, and explain how actual performance affected the number of shares of performance-based restricted stock that vested for each named executive officer at the end of the three-year performance period. See Item 402(b)(1)(v) and Instruction 2 to Item 402(b) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. Set forth below is the text of our proposed revised CD&A disclosure that we will include under the heading “Performance-Based Restricted Stock (Performance Share Plan-PSP)”:

“As of the date of this Proxy Statement, the Company is not able to calculate the amount of performance- based restricted stock to be paid to each Named Executive Officer for the performance period 2006-2008 because publicly disclosed information of the performance of the Company’s peer group is not available. In May 2009, a PSP payout was made on the 2005 PSP grants covering performance for the period 2006-2008. The amount of these awards were tied directly to the measures approved and communicated in 2005. The following table sets forth the Company’s three-year average annual net income versus target for the performance period 2006-2008:

	2006			2007			2008
	(in thousands, except %)			(in thousands, except %)			(in thousands, except %)
Entity	Actual	Budget	%	Actual	Budget	%	Actual	Budget	%	Avg. %
Motion Control	42,000	36,000	118.7	45,000	38,000	120.2	45,000	41,000	109.8	116.2
Flow Control	38,000	34,000	113.9	45,000	41,000	109.6	64,000	64,000	99.0	107.5
Metal Treatment	26,000	24,000	106.2	30,000	30,000	100.9	34,000	35,000	95.9	101.0
Total Corporate	84,000	80,000	105.4	103,000	96,000	107.3	118,000	118,000	100.3	104.3

          The measure for NI as a percentage of sales versus the peer group NI as a percentage of sales is expressed as a percentile and performance is shown in the following table:

	2006	2007	2008	Average
Percentile Corporate versus Peers	71.1	69.2	51.7	64.0

          The results of the three year average annual net income versus target and three year average annual net income as a percent of sales as compared to the same measure of performance in the Company’s peer group are then compared to a payout matrix and a payout result (%) is determined. Payout percentages that result are as follows:

	3 YR Avg. NI vs.	NI as % of
	Budget %	Sales vs. Peers	Payout %
Motion Control	116.2%	64.0%	101.28%
Flow Control	107.5%	64.0%	95.09%
Metal Treatment	101.0%	64.0%	89.81%
Total Corporate	104.3%	64.0%	92.66%

          Messrs. Benante and Tynan are tied to the consolidated totals of NI as a percent of targeted NI while Messrs. Bloom, Adams, and Linton are tied to NI as a percent of targeted NI for their respective business units. Since peer proxy data is only available publicly for the consolidated NI and sales data, all participants are tied to consolidated corporate NI as a percent of sales versus the peer group.

          As set forth in the table above, actual performance for the Company as a whole was 104.3% NI as a percent of targeted NI and 64th percentile NI as a percent of sales versus the peer group, resulting in a payout of 92.66% of target for Messrs. Benante and Tynan. Actual performance for the Metal Treatment segment was 101% of NI as a percent of targeted NI resulting in a payout of 89.81% of target for Mr. Bloom; actual performance for the Motion Control segment was 116.2% of NI as a percent of targeted NI resulting in a payout of 101.28% of target for Mr. Adams; and actual performance for the Flow Control segment was 107.5% of NI as a percent of targeted NI resulting in a payout of 95.09% of target for Mr. Linton. Shown below is the PSP payout table for the performance period 2006-2008:

	2006-2008 Target
	US Dollar	Number of		Payout
	Value	Shares (1)	Payout %	Shares
Benante	998,000	35,746	92.66%	33,123

Tynan	377,000	13,504	92.66%	12,513

Bloom	273,000	9,778	89.81%	8,782

Adams	470,000	16,834	101.28%	17,050

Linton	272,752	9,770	95.09%	9,291

(1) Adjusted for stock split after date of grant

Non-Equity (Cash-Based) Based Performance Units

4.

We note your disclosure in footnote (g) to your summary compensation table that you awarded cash-based performance units in February 2009 based on your 2006-2008 financial performance. Please revise your discussion under this heading to address the compensation earned in connection with the 2006-2008 performance period. In doing so, please disclose the relevant performance targets, describe how actual performance compared to those targets, and how the actual payouts made under this program in February 2009 were derived from such comparison. See Instruction 2 to Item 402(b) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. We will revise our discussion to address the cash-based performance units earned in connection with the 2006-2008 performance period and include disclosure of the relevant performance targets for such period and how our actual performance resulted in the amounts ultimately paid. Set forth below is the text of our proposed revised CD&A disclosure that we will include under the heading “Non-Equity (Cash-Based) Based Performance Units”:

“In early 2009, an LTIP performance unit payout was made on the 2005 performance unit grants covering performance for the period 2006-2008. The amounts of these awards were tied directly to the measures approved and communicated in 2005. The awards are listed in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation”. Awards were based upon achievement of CAG of 15% and 12% ROC targets. Messrs. Benante and Tynan are tied to the consolidated totals of CAG and ROC while Messrs. Linton, Adams and Bloom are tied to CAG and ROC for their respective business units. Actual performance for the Corporation as a whole was 18% CAG and 15% ROC resulting in a payout of 128% of target for Mr. Benante and Mr. Tynan. Actual performance for the Flow Control segment was 26% CAG and 15% ROC resulting in a payout of 157% of target for Mr. Linton; actual performance for the Motion Control segment was 13% CAG and 12% ROC resulting in a payout of 95% of target for Mr. Adams; and the actual performance for the Metal Treatment segment was 10% CAG and 18% ROC resulting in a payout of 122% of target for Mr. Bloom.

In 2005, the LTIP performance unit targets made up a variable amount of the total LTIP award. In 2005, the Named Executive Officers LTIP target awards were evaluated based on market data and analysis from the independent external compensation consultant and adjusted upward to be more reflective of a company the Company’s size. To accommodate the increased target awards, the 2004 LTIP performance unit levels were used and the balance made up of Performance Shares. This resulted in a temporary anomaly in target values for the cash-based performance unit grants. Accordingly, Mr. Benante’s cash-based performance unit target percentage was 93% of his 2005 base salary of $680,000, which resulted in a cash payment of $811,776; Mr. Tynan’s target percentage was 49% of his 2005 base salary of $300,000, which resulted in a cash payment of $186,368; Mr. Linton’s target percentage was 81% of his 2005 base salary of $345,001, which resulted in a cash payment of $439,600; Mr. Adams target percentage was 27% of his 2005 base salary of $300,000, which resulted in a cash payment of $76,475; and Mr. Bloom’s target percentage was 79% of his 2005 base salary of $330,000, which resulted in a cash payment of $316,407. ”

In addition, we will also revise the column entitled “Non-Equity Incentive Plan ($) Compensation”, sub-column “Long Term Plan (g)” and corresponding “Total” column of the Summary Compensation Table to reflect that the cash-based performance units in years 2008, 2007, and 2006 are based on the financial performance of the Company and its subsidiaries in connection with the 2006-2008, 2005-2007, and 2004-2006 performance periods, respectively, and were paid in February 2009, February 2008, and February 2007, respectively.

In connection with responding to your comments, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding any of the items addressed in this letter, please contact me at (973) 541-3710, or in my absence, Paul Ferdenzi at (973) 541-3752.

Very truly yours,

/s/ Glenn E. Tynan
Glenn E. Tynan, VP Finance and
Chief Financial Officer